UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14925

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Standard 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

StanCorp Financial Group, Inc.

1100 SW Sixth Avenue

Portland, Oregon 97204

(971) 321-7000

(Issuer’s telephone number, including area code)

Note:	All other schedules required by Title 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The Standard 401(k) Plan

Portland, Oregon

We have audited the accompanying statements of net assets available for benefits of The Standard 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

Portland, Oregon

June 28, 2011

THE STANDARD 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS:
Investments:
At fair value:
Pooled separate accounts	$179,187,525	$132,248,775
Employer stock	9,577,472	8,922,980
At contract value:
Portfolio Fund—deposit administration contracts	134,055,293	120,256,803

Total investments	322,820,290	261,428,558

Receivables:
Contributions receivable from Standard Insurance Company	285,381	331,869
Contributions receivable from participants	—	392
Contributions receivable from plan merger	—	21,744,907
Notes receivable from participants	5,954,583	3,066,783

Total receivables	6,239,964	25,143,951

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$329,060,254	$286,572,509

See Notes to Financial Statements.

THE STANDARD 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$27,779,616	$31,959,995
Employer stock dividend income	172,726	171,732
Interest income	6,600,524	5,867,940

Total investment income	34,552,866	37,999,667

Contributions:
Participant	18,457,264	16,714,005
Employer	10,004,575	9,525,159

Total contributions	28,461,839	26,239,164

Total additions	63,014,705	64,238,831

DEDUCTIONS:
Withdrawals	20,423,048	10,511,282
Administrative expenses	103,912	56,037

Total deductions	20,526,960	10,567,319

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	42,487,745	53,671,512
MERGER TRANSFER TO THE STANDARD 401(K) PLAN	—	21,744,907
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	286,572,509	211,156,090

End of year	$329,060,254	$286,572,509

See Notes to Financial Statements.

THE STANDARD 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

The following description of The Standard 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and may request a copy of the Plan document from the Plan sponsor for more detailed information.

General—The Plan is a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On December 31, 2009, the Invesmart, Inc. 401(k) Profit Sharing Plan was merged into and with the Plan. The Plan sponsor is Standard Insurance Company (“Standard”), and the Plan record keeper and administrative service provider is Standard Retirement Services, Inc. (“Standard Retirement Services”). Both Standard and Standard Retirement Services are wholly owned subsidiaries of StanCorp Financial Group, Inc. (“StanCorp”).

Eligibility—Effective January 1, 2007, all new employees of StanCorp and its subsidiaries, except leased employees, union employees, interns and individuals not eligible based on written agreement, enter the Plan on the date of hire.

Participants are eligible for a matching contribution following the date of hire. Employees hired January 1, 2003 or after, are also eligible for a non-elective contribution starting January 1 following the date of hire. Eligible employees are not required to contribute to the Plan to receive this non-elective contribution. Employees hired prior to January 1, 2003 are not eligible for this non-elective contribution due to their participation in the Standard defined benefit plan.

Contributions—Beginning January 1, 2010, participants may elect to make traditional contributions (pre-tax) or Roth contributions (after-tax).

Each year, participants may contribute a percentage of eligible compensation to the Plan, ranging between 3% and the maximum percentage legally permissible, which is determined by the Code.

Presently Standard matches 100% of the first 3% of compensation that a participant contributes to the Plan and 50% of the next 2% of compensation that a participant contributes to the Plan. The non-elective contribution is 2% for the first five years and increases by one percentage point for each additional five years of service by an eligible participant to a maximum of 6%.

Upon enrollment in the Plan, participants may direct their contributions and the employer contributions in 1% increments to a number of funds that are administered and maintained by Standard. The Plan offers 22 pooled separate account investments, the Portfolio Fund and Employer Stock as investment options for participants. Participants may change or transfer their investment options daily, subject to fund trading restrictions.

Each participant’s account is credited with the participant’s contributions, an allocation of Standard’s matching contributions, the non-elective contribution, if applicable, and net investment earnings/losses.

Vesting—Participants are immediately fully vested in both their elective contributions and Standard’s matching contributions. Eligible participants are fully vested in the non-elective contributions after three years of service or upon reaching normal retirement age while employed. Non-vested non-elective contributions are forfeited when participants take a distribution upon termination of employment or when participants terminate employment and have a subsequent consecutive five-year break in service. Forfeited contributions are used to pay Plan expenses and to offset future employer contributions. During the years ended December 31, 2010 and 2009, employer contributions were reduced for forfeited non-vested accounts by $100,542 and $29,942, respectively.

Termination of Employment—Upon termination of service, a participant may leave funds in the Plan if the participant’s account balance is greater than $1,000, may request a direct rollover into an IRA or to another eligible plan, which accepts direct rollovers, or may request a distribution of the participant’s account balance. See “—Withdrawals and Distributions.” Funds remaining in the Plan continue as tax deferred and are invested at the participant’s direction until federal law requires a distribution after age 70 1/2.

Withdrawals and Distributions—Upon termination of service, a participant may elect to receive benefits in a lump sum, in quarterly partial distributions or in payments from the participant’s account until the vested account balance is exhausted. Distributions are made as soon as administratively possible to electing employees who terminate or retire, or to the beneficiaries of deceased participants. Withdrawals also may be made in the case of hardship or certain other circumstances as described in the Plan.

Notes Receivable from Participants—Loans may be made to participants for up to the lesser of 50% of their vested account balance or $50,000 as defined in the Plan. Loans are secured by the participant’s account balance and bear interest at rate commensurate with prevailing rates at the time funds are borrowed. Principal and interest are paid through payroll deductions.

Termination of the Plan—Although it has not expressed any intent to do so, Standard has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants would become fully vested in all benefits earned to that date and Plan assets would be available for distribution to participants. Distributions to each participant at termination would be based on the value of that participant’s account.

Administrative Expenses—Administrative expenses are paid by Standard with the exception of an asset-based fee, a loan initiation fee and a lump sum distribution fee. The asset-based fee is 0.12% of participants’ account balances and is reduced by any revenue received from providers of the underlying mutual funds.

Employer Stock Limitation—Under the Plan, only 20% of any participant or beneficiary’s account balance may be invested in Employer Stock.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in preparation of the Plan’s financial statements.

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—Plan management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various securities and insurance contracts including pooled separate account investments, the Portfolio Fund and Employer Stock. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Concentration of Risks—The Plan’s assets consist primarily of financial instruments including investments in pooled separate accounts, the Portfolio Fund and Employer Stock. The financial instruments may subject the Plan to concentrations of risk. The contract value of the Portfolio Fund is dependent on the ability of Standard to honor its contractual commitments as the issuer. Investments in pooled separate accounts and Employer Stock are subject to changes in the market values of the underlying securities.

Investment Valuation and Income Recognition—The Plan’s investments in pooled separate accounts and Employer Stock are measured at fair value on a recurring basis based on the most current quoted market prices at December 31, 2010 and 2009. The Plan is either credited or charged for the change in unit values of its pooled separate account and Employer Stock investments. The Portfolio Fund is comprised of deposit administration contracts with Standard. See “Note 5—Portfolio Fund—Deposit Administration Contracts” for the valuation of the Portfolio Fund.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants— Notes receivable from participants are measured at their unpaid balance plus any accrued, but unpaid, interest. Notes receivable from participants are secured by the vested account balance of the participants receiving the loans and are evidenced by negotiable promissory notes. Notes receivable from participants are subject to substantially level amortization over periods not to exceed five years, or 10 years if used to purchase a primary residence. Interest is charged based on the prime rate at the time of the loan. Loan payments of participants currently employed by StanCorp are collected every two weeks through payroll deductions. Loan payments from former employees are due monthly. Interest rates on loans outstanding at December 31, 2010 ranged from 3.25% to 9.25%. Each loan is treated as a directed investment by the participant borrower of Plan assets separate from any other assets of the Plan. As such, any earnings, gains or losses attributable to the loan will be credited only to the segregated investment fund representing that loan, and will in turn be allocated solely to the participant’s account.

Payment of Benefits—Benefits are recorded when paid.

Accounting Pronouncements—In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements. ASU No. 2010-06 amends the codification guidance related to fair value disclosures. ASU No. 2010-06 requirements include additional disclosures surrounding transfers between Level 1 and 2 fair value classifications, disclosure clarifications concerning the level of disaggregation for the different types of financial instruments, and separate disclosures concerning purchases, sales, issuances and settlements in the tabular Level 3 roll-forward schedule. Disclosures regarding the transfer between Level 1 and 2 fair value classifications and disaggregation for the different types of financial instruments were effective for interim and annual periods beginning after December 15, 2009 with disclosures regarding purchases, sales, issuances and settlements in the tabular Level 3 roll-forward schedule becoming effective for fiscal years beginning after December 15, 2010. The Plan complied with ASU No. 2010-06 disclosures effective for interim and annual periods after December 15, 2009 and complied with the disclosures effective for interim and annual periods beginning after December 15, 2010 in this Form 11-K. Neither enhanced disclosure requirement had a material effect on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU No. 2010-25 amends Accounting Standards Codification Topic 962, Plan Accounting-Defined Contribution Pension Plans. ASU No. 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid balance plus any accrued, but unpaid, interest. ASU No. 2010-25 is effective for fiscal years ending after December 15, 2010. The Plan has adopted the guidance for the period ended December 31, 2010 and reclassified participant loans for the years ended December 31, 2010 and 2009 from investments to notes receivable from participants.

3.	PARTY-IN-INTEREST TRANSACTIONS

The assets of the Plan included 203,296 shares of Employer Stock at December 31, 2010, as well as funds on deposit with, and investments maintained by, Standard. Because Standard is the Plan sponsor, these investment transactions qualify as party-in-interest transactions.

4.	INVESTMENTS

The following table sets forth the Plan’s investments that exceeded 5% of net assets available for benefits:

	December 31,
	2010	2009
Portfolio Fund—deposit administration contracts	$134,055,293	$120,256,803
Pooled separate accounts:
Vanguard Institutional Index	23,017,642	17,669,146
T. Rowe Price Mid-Cap Growth	22,274,364	15,692,569
T. Rowe Price Blue Chip Growth	17,149,595	N/A	[1]

[1]	N/A indicates investment did not exceed 5% of the Plan’s net assets available for benefits at the date indicated.

The following table sets forth net appreciation by investment type:

	December 31,
	2010	2009
Pooled separate accounts	$26,556,453	$31,873,319
Employer stock	1,223,163	86,676

Total	$27,779,616	$31,959,995

5.	PORTFOLIO FUND—DEPOSIT ADMINISTRATION CONTRACTS

The Plan invests in the Portfolio Fund, which is comprised of deposit administration contracts with Standard. Standard maintains the contributions in an unallocated fund, whose assets are invested with other assets in the general account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Standard Retirement Services. The Portfolio Fund is included in the financial statements at contract value, which approximates fair value, as the contract crediting rate resets annually, and the contracts are fully benefit-responsive. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a plan. The contract crediting rate is established at the beginning of each calendar year and is guaranteed for one year. Because the contract crediting rate is reset annually at the current portfolio rate basis, the appropriate discount rate used in the calculation of the fair value of the deposit administration contracts equals the contract crediting rate.

The effective annual crediting rate is determined on an annual basis by the Retirement Plans’ staff and is approved by StanCorp’s management committee and Board of Directors. The effective annual crediting rates for the deposit administration contracts ranged from 4.4% to 5.0% for 2010 and 4.6% to 5.2% for 2009.

There are no events that limit the ability of the Plan to withdraw contract value or otherwise transact at contract value with Standard as the contract issuer. Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request, and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable of occurring.

Standard may terminate the contract with 30 days advance written notice to the contract owner. Upon such notice, the contract owner may choose immediate payment at contract value or payment in installments over 20 calendar quarters, with interest continuing under the same terms as if the contract remained in force.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified, and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. In April 2010, the Plan submitted a new determination letter request to the Internal Revenue Service.

7.	FAIR VALUE MEASUREMENTS

Assets and liabilities recorded at fair value are disclosed using a three-level hierarchy. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources while unobservable inputs reflect our estimates about market data.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•	Level 1 inputs are based upon quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date;

•

Level 2 inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and

•

Level 3 inputs are generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s estimates of assumptions that market participants would use in pricing the asset or liability.

When developing fair value measurements, it is the policy of the Plan to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.

Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in valuation methodologies used at December 31, 2010 and 2009.

•	Employer Stock: Investments in StanCorp’s common stock are valued at the closing market price on the last day of the year as quoted on the New York Stock Exchange.

•	Pooled Separate accounts: Valued at the net asset value of shares held by the plan at year-end.

•	Portfolio Fund: Valued at the contract value, which approximates fair value.

The Plan currently has no assets or liabilities measured at fair value on a nonrecurring basis. The following tables set forth the estimated fair values of assets and liabilities measured and recorded at fair value on a recurring basis:

	December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Pooled separate accounts:
Balanced	$6,073,229	$6,073,229	$—	$—
Foreign	24,732,217	24,732,217	—	—
Inflation-protected bond	1,388,422	1,388,422	—	—
Intermediate bond	11,988,096	11,988,096	—	—
Large cap blend	24,743,395	24,743,395	—	—
Large cap growth	23,921,995	23,921,995	—	—
Large cap value	11,508,622	11,508,622	—	—
Lifecycle	1,956,128	1,956,128	—	—
Mid cap blend	14,981,177	14,981,177	—	—
Mid cap growth	28,997,434	28,997,434	—	—
Mid cap value	8,405,744	8,405,744	—	—
Small cap blend	4,756,481	4,756,481	—	—
Small cap growth	7,345,744	7,345,744	—	—
Small cap value	8,388,841	8,388,841	—	—

Total pooled separate accounts	179,187,525	179,187,525	—	—
Employer stock	9,577,472	9,577,472	—	—
Portfolio Fund—deposit administration contracts	134,055,293	—	134,055,293	—

Total investments at fair value	$322,820,290	$188,764,997	$134,055,293	$—

	December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Pooled separate accounts:
Balanced	$5,277,907	$5,277,907	$—	$—
Foreign	19,125,594	19,125,594	—	—
Inflation-protected bond	475,054	475,054	—	—
Intermediate bond	8,895,977	8,895,977	—	—
Large cap blend	18,992,593	18,992,593	—	—
Large cap growth	17,366,411	17,366,411	—	—
Large cap value	8,464,773	8,464,773	—	—
Lifecycle	1,558,103	1,558,103	—	—
Mid cap blend	10,444,970	10,444,970	—	—
Mid cap growth	21,307,089	21,307,089	—	—
Mid cap value	5,789,753	5,789,753	—	—
Small cap blend	3,809,505	3,809,505	—	—
Small cap growth	4,882,474	4,882,474	—	—
Small cap value	5,858,572	5,858,572	—	—

Total pooled separate accounts	132,248,775	132,248,775	—	—
Employer stock	8,922,980	8,922,980	—	—
Portfolio Fund—deposit administration contracts	120,256,803	—	120,256,803	—

Total investments at fair value	$261,428,558	$141,171,755	$120,256,803	$—

There were no transfers into or out of Level 1 and Level 2 for 2010 and 2009.

The following table sets forth the changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31:

Portfolio Fund— Deposit Administration Contracts
Balance, January 1, 2009	$107,068,030
Transfer out of Level 3	(107,068,030)

Balance, December 31, 2009	—

Balance, December 31, 2010	$—

As a result of inputs used to estimate the fair value of the Portfolio Fund, Plan management has categorized deposit administration contracts as having Level 2 inputs at December 31, 2010 and 2009. The valuation methods as described in Notes 2 and 5 may produce fair value calculations that may not be indicative of net realizable values or reflective of future fair values. Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE STANDARD 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Pooled Separate Accounts:
*	Standard Insurance Company	Separate Account A Allianz NFJ Small Cap Value		$8,388,841
*	Standard Insurance Company	Separate Account A BlackRock Sm Cap Grwth Eq Inst		7,345,744
*	Standard Insurance Company	Separate Account A Dodge & Cox Intl Stock		8,780,032
*	Standard Insurance Company	Separate Account A Federated Mid-Cap Index		14,981,177
*	Standard Insurance Company	Separate Account A Harbor Bond		11,988,096
*	Standard Insurance Company	Separate Account A JP Morgan Mid Cap Value I		8,405,744
*	Standard Insurance Company	Separate Account A Munder Mid Cap Core Growth Y		6,723,071
*	Standard Insurance Company	Separate Account A Oppenheimer Intl Growth Y		3,104,447
*	Standard Insurance Company	Separate Account A Royce Pennsylavania Mutual Inv		4,756,481
*	Standard Insurance Company	Separate Account A T. Rowe Price Blue Chip Growth		17,149,595
*	Standard Insurance Company	Separate Account A T. Rowe Price Growth Stock		3,705,661
*	Standard Insurance Company	Separate Account A T. Rowe Price Mid-Cap Growth		22,274,364
*	Standard Insurance Company	Separate Account A Thornburg International Value R5		9,931,596
*	Standard Insurance Company	Separate Account A Turner Core Growth II		3,066,739
*	Standard Insurance Company	Separate Account A Vanguard Inflation Protected Sec		1,388,422
*	Standard Insurance Company	Separate Account A Vanguard Institutional Index		23,017,642
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Cons		879,775
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Growth		1,725,753
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Mod		1,076,353
*	Standard Insurance Company	Separate Account A Vanguard Wellington Admiral		6,073,229
*	Standard Insurance Company	Separate Account A Vanguard Windsor II Admiral		11,508,622
*	Standard Insurance Company	Separate Account A William Blair Intl Growth I		2,916,141

	Total Pooled Separate Accounts			179,187,525
*	StanCorp Financial Group, Inc.	Employer stock		9,577,472
*	Standard Insurance Company	Portfolio Fund-deposit administration contracts		134,055,293
	Notes receivable from participants	Loans maturing 2011-2020; interest rates are 3.25% and 9.25%.		5,954,583

	TOTAL			$328,774,873

Note: Historical cost information (Column (d)) for participant-directed investments is not required.

*	Standard Insurance Company and StanCorp Financial Group, Inc. are each considered a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of The Standard 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

The Standard 401(k) Plan

By	/s/ Floyd F. Chadee
Floyd F. Chadee
Senior Vice President and Chief Financial Officer
StanCorp Financial Group, Inc.

June 28, 2011

EXHIBIT INDEX

Exhibit Number	Document Description
23.1	Consent of Independent Registered Public Accounting Firm